----------------------------
                                                           OMB APPROVAL
                                                    ----------------------------
                    UNITED STATES                   OMB Number:        3235-0145
        SECURITIES AND EXCHANGE COMMISSION          Expires:    October 31, 1994
                 Washington, D.C. 20549             Estimated average burden
                                                    hours per response.....14.90
                                                    ----------------------------
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*



                                   OPTi, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    683960108
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                            Scott B. Bernstein, Esq.
                               Caxton Corporation
                              315 Enterprise Drive
                          Plainsboro, New Jersey 08536
                                 609) 936-2580
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                December 31, 1997
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO.  76655L101                                  Page  2  of  9  Pages
           ---------                                       ---    ---

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Caxton International Limited
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [ ]
                                                                      (b) [ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OR ORGANIZATION

     British Virgin Islands
--------------------------------------------------------------------------------
     NUMBER OF      7    SOLE VOTING POWER

     SHARES              0
               -----------------------------------------------------------------
  BENEFICIALLY      8    SHARED VOTING POWER

    OWNED BY             671,500
               -----------------------------------------------------------------
      EACH          9    SOLE DISPOSITIVE POWER

    REPORTING            0
               -----------------------------------------------------------------
     PERSON         10   SHARED DISPOSITIVE POWER

      WITH               671,500
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     671,500
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                   [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.17%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO.  76655L101                                  Page  3 of  9  Pages
           ---------                                       ---    ---

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Bruce S. Kovner
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [ ]
                                                                      (b) [ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     Not Applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OR ORGANIZATION

     United States
--------------------------------------------------------------------------------
     NUMBER OF      7    SOLE VOTING POWER

     SHARES              0
               -----------------------------------------------------------------
  BENEFICIALLY      8    SHARED VOTING POWER

    OWNED BY             671,500
               -----------------------------------------------------------------
      EACH          9    SOLE DISPOSITIVE POWER

    REPORTING            0
               -----------------------------------------------------------------
     PERSON         10   SHARED DISPOSITIVE POWER

      WITH               671,500
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     671,500
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                   [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.17%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1:   Security and Issuer.
          --------------------

     This Statement relates to the Common Stock, $.01 par value (the "Common Stock"), of OPTi, Inc., a California corporation (the "Company"), 888 Tasman Drive, Milpitas, CA 95035.


Item 2:   Identity and Background.
          ------------------------

     (a) This Statement is filed by Caxton International Limited, a British Virgin Islands corporation ("Caxton International"), and Mr. Bruce S. Kovner.

     (b) The address of the principal place of business of Caxton International is c/o its Manager, Leeds Management Services Ltd., 129 Front Street, Hamilton HM 12, Bermuda. The business address of Mr. Kovner is 667 Madison Avenue, New York, NY 10021.

     (c) The principal business of Caxton International is engaging in the trading and investing in international currency, financial and commodity interests and securities, as well as other investments. The principal occupation of Mr. Kovner is Chairman of Caxton Corporation, the address of which is 667 Madison Avenue, New York, NY 10021. See Item 5(a) below for a description of the principal business of Caxton Corporation.

     (d) Neither person filing this statement has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Neither person filing this statement has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. Kovner is a United States citizen.


Item 3:   Source and Amount of Fund or Other Consideration.
          -------------------------------------------------

     An aggregate of $3,937,932 (excluding commissions, if any) was paid in a series of transactions pursuant to which Caxton International acquired the Shares (as defined in Item 5 below). All of the foregoing amounts were paid out of Caxton International's working capital.


                                Page 4 of 9 Pages

Item 4:   Purpose of Transaction.
          -----------------------

     The Company recently sold its Net Media division as part of its on-going restructuring efforts. Despite this action, the persons filing this Report (a) believe that the Common Stock is under-valued, (b) are concerned about how management has indicated it may deploy available cash, and (c) believe that management should take further steps to enhance shareholder value.

     The persons filing this Report have asked management to consider (1) a major Common Stock buyback or special dividend, (2) proceeding to sell Company assets and/or (3) replacing the Company's current Chairman and Chief Executive Officer. The persons filing this Report are also examining all of their options with respect to the possibility of taking actions which they believe will enhance shareholder value. Such actions could include proposing that management pursue an extraordinary corporate transaction, such as a merger, reorganization or liquidation; encouraging, participating or leading a proxy contest to change the Company's Chairman and/or Board of Directors and/or encouraging, participating in or making a tender offer to acquire control of the Company. Any such actions could relate to or result in one or more of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

     Each of the persons filing this Report also reserves the right to purchase or otherwise acquire additional Common Stock or to sell or otherwise dispose of Common Stock owned by it, in each case in open market or privately negotiated transactions or otherwise.


Item 5:   Interest in Securities of the Issuer.
          -------------------------------------

     (a) Caxton International beneficially owns 671,500 shares of Common Stock (the "Shares"). The Shares represent approximately 5.17% of the total shares of Common Stock issued and outstanding.

     Mr. Kovner is the Chairman and sole shareholder of Caxton Corporation. Caxton Corporation is the Manager and majority owner of Caxton Associates, L.L.C. Caxton Associates, L.L.C. is the trading advisor to Caxton International, and, as such, has voting and dispositive power with respect to investments made by Caxton International. As a result of the foregoing, Mr. Kovner may be deemed to beneficially own the Shares owned by Caxton International.

     (b) Mr. Kovner, through his relationship with Caxton International, and Caxton International share the power to vote (or direct the vote) and the power to dispose (or direct the disposition of) all of the Shares.


                                Page 5 of 9 Pages

     (c) Caxton International acquired the Shares in a series of open market transactions effected primarily with independent brokers and, to a lesser extent, directly with market makers utilizing the NASDAQ System, between February 6, 1996 and December 31, 1997. See Exhibit A for disclosure of (1) the date, (2) the price and (3) the amount of Stock purchased or sold by Caxton International and subsidiaries during the past 60 days.

     (d) No person other than the persons filing this Report is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of Shares.

     (e) Not applicable.


Item 6: Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
          --------------------------------------------------------

     Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons filing this Report or between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.


Item 7:   Material to be Filed as Exhibits.
          ---------------------------------

     There is filed herewith as Exhibit 1 a written agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(f)(1) under the Exchange Act.


                                               Page 6 of 9 Pages

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  January 9, 1998                     CAXTON INTERNATIONAL LIMITED



                                             By: /s/ Bruce S. Kovner
                                                 -------------------
                                                Name:
                                                Title:


                                             By:/s/ Bruce S. Kovner
                                                 -------------------
                                                Name:
                                                Title:


                                                /s/ Bruce S. Kovner
                                                 ------------------
                                                    Bruce S. Kovner


                                Page 7 of 9 Pages

                                   EXHIBIT A

                                                             PRICE PER
                       CAXTON INTERNATIONAL LIMITED           SHARE
                             NO. OF SHARES                   Excluding
TRADE DATE                  PURCHASED (SOLD)                 Commission)
----------             ----------------------------         ------------

16-Oct-97                      (2,000)                        $6.75
27-Oct-97                       2,000                          5.7188
27-Oct-97                       5,000                          5.71875
28-Oct-97                       6,000                          6.3125
31-Oct-97                      10,000                          6.25
 3-Nov-97                      10,000                          6.4531
 7-Nov-97                       4,000                          5.9375
 7-Nov-97                       7,000                          5.9375
 7-Nov-97                       7,000                          6.09375
11-Nov-97                       9,000                          6.09375
13-Nov-97                       5,000                          6.125
13-Nov-97                       5,000                          6.3125
14-Nov-97                       1,800                          5.9375
17-Nov-97                       1,600                          6
21-Nov-97                       2,000                          5.875
21-Nov-97                       3,500                          5.9375
24-Nov-97                         900                          5.8125
25-Nov-97                       4,000                          5.75
25-Nov-97                       7,000                          5.8125
 1-Dec-97                      25,000                          6.335
 2-Dec-97                      10,000                          6.3375
 5-Dec-97                       4,000                          6.4375
 8-Dec-97                       4,000                          6.5
 8-Dec-97                      12,000                          6.5
*9-Dec-97                        (300)                         6.625
12-Dec-97                         400                          6.125
18-Dec-97                       1,400                          5.875
22-Dec-97                       5,000                          6
22-Dec-97                       8,000                          6
23-Dec-97                       3,000                          5.75
23-Dec-97                       5,000                          5.75
26-Dec-97                       6,600                          5.625
29-Dec-97                       3,700                          5.7416
30-Dec-97                       2,400                          6
30-Dec-97                       7,600                          5.926
30-Dec-97                      15,000                          6.125
31-Dec-97                      22,100                          6.42506
31-Dec-97                      53,500                          6.5227

  *Sale by GDK, Inc., A Wholly Owned Subsidiary of Caxton International Limited


                                Page 8 of 9 Pages

                                                                      Exhibit 1


                           JOINT ACQUISITION STATEMENT
                          PURSUANT TO RULE 13d-1(f)(1)


     The  undersigned  acknowledge  and agree that the  foregoing  statement  on
Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.



Dated:  January 9, 1998                     CAXTON INTERNATIONAL LIMITED



                                             By: /s/ Bruce S. Kovner
                                                 -------------------
                                                Name:
                                                Title:


                                             By:/s/ Bruce S. Kovner
                                                 -------------------
                                                Name:
                                                Title:


                                                /s/ Bruce S. Kovner
                                                 ------------------
                                                    Bruce S. Kovner


                                Page 9 of 9 Pages